Filed by Metals Acquisition Limited

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Metals Acquisition Corp

Commission File Number: 001-40685

Date: March 2, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 28, 2023

METALS ACQUISITION CORP

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40685	98-1589041
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Century House, Ground Floor Cricket Square, P.O. Box 2238 Grand Cayman KY1-1107, Cayman Islands
(Address of principal executive offices, including zip code)

 Registrant’s telephone number, including area code: (817) 698-9901

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary shares, $0.0001 par value, and one-third of one redeemable warrant	MTAL.U	New York Stock Exchange LLC
Class A ordinary shares included as part of the units	MTAL	New York Stock Exchange LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	MTAL WS	New York Stock Exchange LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Senior Syndicated Facility Agreement

On February 28, 2023, Metals Acquisition Corp. (Australia) Pty Ltd (“MAC-Sub”), a wholly owned subsidiary of Metals Acquisition Corp (“MAC”), MAC and Metals Acquisition Limited (“MAC Limited”) (which will merge with and into MAC and be the surviving entity following the Business Combination (defined below)), as guarantors, entered into a syndicated facility agreement (“SFA”) with Citibank, N.A., Sydney Branch, as Mandated Lead Arranger and Joint Bookrunner, Bank of Montreal, Harris Bank N.A., as Mandated Lead Arranger and Joint Bookrunner, The Bank of Nova Scotia, Australian Branch, and National Bank of Canada (collectively, the “Senior Lenders”) and Citisecurities Limited, as agent for the Senior Lenders, to provide a senior syndicate loan facility to finance, in part, MAC-Sub’s acquisition of the shares of Cobar Management Pty. Limited (“CMPL” a wholly owned subsidiary of Glencore Operations Australia Pty Limited (“Glencore”)) and, therefore, CMPL’s interest in the Cornish, Scottish and Australian mine (“CSA Mine”) (the “Business Combination”) for total consideration up to $1.1 billion, consisting of $775 million up front cash consideration (with the potential to be scaled up to $875 million depending on equity demand) to Glencore, plus MAC Limited issuing up to 10,000,000 of its ordinary shares, par value $0.0001 per share, to Glencore (with Glencore having the option to scale down to none subject to MAC raising sufficient equity), plus paying a $75,000,000 deferred cash payment to Glencore tied to a future equity raise undertaken by MAC Limited following completion, plus two separate $75,000,000 contingent payments to Glencore tied to future copper price thresholds, plus MAC-Sub entering into a net smelter royalty pursuant to which, the CMPL will pay to Glencore a royalty of 1.5% of all net smelter copper concentrate produced from the CSA Mine and associated approximately US$31 million worth of transaction costs (together, the “Business Combination Consideration”).

The SFA provides for, among other things, three credit facilities (collectively, the “Senior Facilitates”) as follows:

(i) a US$205 million acquisition term loan (“Facility A”) that can be used to fund the Business Combination Consideration, requires quarterly repayments that are sculpted as necessary to meet a Debt Service Cover Ratio minimum of 1.50x but can be mandatorily repaid by way of a ‘sweep’ of excess cash available to the MAC-Sub and each of its subsidiaries such that on the last day of each quarter, MAC-Sub must apply 30% of all excess cash in repayment of Facility A applied in inverse order of maturity, and is fully amortized over a notational 5 year loan life based on agreed financial modelling as described in the SFA (filed herewith as Exhibit 1.01);

(ii) a US$25 million revolving credit facility (“Facility B”) that can be used only for general corporate purposes post-closing of the Business Combination, requires repayments such that all loans under Facility B are repaid on or before the date that is 3 years after the date of financial close under the SFA (the “Termination Date”); and

(iii) a A$40 million letter of credit facility (“Facility C”) that is for performance guarantees in favor of the government of New South Wales in relation to the environmental rehabilitation obligations of the CSA Mine and for other financial bank guarantees, as required, requires repayment on the Termination Date. At present Facility A and Facility B are fully committed, with Facility C not yet having received full commitments, but structured on the basis that a further lender can accede to the SFA to fund that Facility C.

The rate of interest for Facility A and B is calculated from the aggregate of i) the margin (being a fixed amount of 3.0% per annum), and (ii) the greater of zero or the secured overnight financing rate (“SOFR”) for such day. The issuance fee for Facility C (in lieu of interest) is 2% per annum on the amount of each outstanding performance guarantee, or 3% per annum on the amount of each outstanding financial guarantee. The SFA also specifies a default interest rate of an additional 2% per annum for overdue payments.

Under the SFA, certain events trigger an early repayment of certain amounts of the Senior Facilities (a “Mandatory Prepayment Event”) including, but not limited to, if at any point it becomes unlawful at any point for the Senior Lenders to perform any of their obligations under the SFA and if shares of MAC (or any other subsidiary) are suspended from trading on the NYSE or the Australian Securities Exchange for 10 consecutive business days (other than in connection with the consummation of the Business Combination prior to closing).

The SFA includes a number of financial covenants which MAC-Sub must comply with on specified testing dates (generally 12 month-rolling periods ending on the last day of each calendar-quarter). The financial covenants require MAC-Sub to (i) maintain a DSCR over any relevant period of not less than 1.20, (ii) have a forecast cash flow coverage ratio of not less than 1.25, (iii) have a Senior net debt to EBITDA ratio of not more than 2.5, (iv) maintain a ratio of total net debt to EBITDA of not more than 3.25 (for the first 12 months after financial close of the Senior Facilities) or 3.00 thereafter, (v) have available cash and cash equivalents of at least US$30 million at all times, and (vi) have a reserve tail ratio projection of over 25% at the Termination Date.

Additionally, the SFA requires MAC-Sub to deposit into a proceeds account money received from various cashflow sources including, but not limited to (i) sales proceeds from minerals, (ii) GST refunds and tax credits, (iii) proceeds from hedging activities, and (iv) other amounts received in relation to the CSA Mine. The SFA then specifies the reasons for, and order of priority to be attributed to, amounts to be withdrawn from the proceeds account (before remaining funds may be transferred to a distribution account for permitted dividends and distributions).

The Senior Facilities will be secured on a first lien basis by the Security Package (as defined in the Registration Statement).

Except as otherwise described above, the SFA is subject to substantially similar terms relating to representations and warranties, customary terms, covenants, conditions precedents, events of default and other provisions for a facility of this nature (as filed herewith as Exhibit 10.1).

The foregoing description of the SFA does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of the SFA, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

10.1	Syndicated Facilities Agreement, dated as of February 28, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Citibank N.A., Sydney Branch, Bank of Montreal, Harris Bank N.A., The Bank of Nova Scotia, Australian Branch and National Bank of Canada, with Citisecurities Limited.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Metals Acquisition Corp

Date: March 2, 2023	By:	/s/ Michael James McMullen
Name: Michael James McMullen
Title: Chief Executive Officer